UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On August 24, 2015, Biondvax Pharmaceuticals Ltd. (the "Company" or "BiondVax") issued a press release announcing the financial results for the quarter ended June 30, 2015. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on August 23, 2015, the Company presented its quarterly report for the period ending on June 30, 2015 (the "Quarterly Report"). Attached hereto is an English translation (from Hebrew) of our Quarterly Report, including interim financial statements and additional information as submitted to the Tel Aviv Stock Exchange Ltd. on August 23, 2015, and as required under the Israeli Securities Law, 5728-1968, and the Israeli Securities Regulations promulgated thereunder (the "Securities Law" and the "Securities Regulations", respectively).

The Quarterly Report includes the following documents:

A.	Board of Directors' Report for the three months ended June 30, 2015.

B.	Interim Financial Statements as of June 30, 2015.

C.	Management's Declarations on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Section 38C(d)(1) and 38C(d)(2) to the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Israel Securities Regulations"), as of June 30, 2015.

On March 30, 2014, the Board of Directors determined the Company qualifies as a "Small Corporation", as defined in the Securities Regulations, and adopted the following less stringent disclosure requirements and exemptions, as may be applied by the Company according to the Company's discretion:

(i)	An exemption from filing an interim report on the Effectiveness of Internal Control over Financial Reporting and Disclosure, in accordance with the Israeli Securities Regulations;

(ii)	Raising the materiality threshold requiring the Company to include value assessments in periodic and quarterly reports to 20% (instead of 10%);

(iii)	Raising the materiality threshold requiring the Company to incorporate financial statements of affiliated companies with the Company's interim financial statements to 40%;

(iv)	An exemption from disclosing information concerning market risks and management thereof.

Notwithstanding the above, this quarterly report contains information regarding market risks and management thereof.

2

BIONDVAX PHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE CORPORATIONS STATE OF AFFAIRS

FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2015

In accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970, the Board of Directors hereby presents this report as of June 30, 2015 (the "Reporting Period"). This report was approved by the Company's Board of Directors on August 20, 2015.

This report should be read in connection with the Company's Annual Report for the year ended on December 31, 2014, published in conformity with the Israeli Securities Regulations on March 31, 2015, via The Tel Aviv Exchange Ltd. ("TASE") and Israeli Securities Authority ("ISA") websites (www.maya.tase.co.il, www.magna.isa.gov.il), (Ref: 2015-01-063070) (hereinafter: the "Annual Report").

1.	A summary Description of the Company's Business

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax intends to seek regulatory approvals to market its product candidate, or M-001, for the following three indications: (i) as a standalone universal vaccine suitable to be administered to the general population to provide protection against seasonal and pandemic strains of influenza, that we refer to as the Universal Standalone Indication; (ii) as a seasonal influenza vaccine, or primer, to be administered to patients over the age of 65 with additional age-related medical conditions, or elderly with co-morbidities, in combination with the existing seasonal vaccine to provide additional protection against seasonal influenza virus strains, that we refer to as the Universal Seasonal Primer for Elderly Indication; and (iii) as a pre-pandemic influenza vaccine, or primer, suitable to be administered to the general population in combination with the existing pandemic vaccine, to provide additional protection against pandemic strains of the influenza virus, that we refer to as the Universal Pandemic Primer Indication.

Initial Public Offering in the U.S.

On May 15, 2015, BiondVax announced the closing of its previously announced U.S. initial public offering of 1,910,000 American Depositary Shares (ADSs), each ADS representing 40 of its ordinary shares, and warrants to purchase up to an aggregate of 1,910,000 ADSs at an offering price of $5.00 per ADS and $0.01 per warrant. In addition, on May 14, 2015 the underwriter has partially exercised the option to purchase an additional 128,000 warrants to purchase 128,000 ADSs, and on June 21, 2015 the underwriter has partially exercised the option to purchase an additional 110,000 ADSs. The warrants have a per ADS exercise price of $6.25, are exercisable immediately and will expire on May 15, 2020. Gross proceeds to BiondVax from this offering and partial exercise of overallotment option are approximately $10.12 million before deducting underwriting discounts and commissions and other estimated offering expenses payable by BiondVax.

Aegis Capital Corp. acted as the sole book-running manager for the offering. In accordance with the Underwriting Agreement entered into on May 11, 2015, the Company granted 95,500 warrants, exercisable from May 11, 2016 and until May 11, 2020, to purchase up to an aggregate of 95,500 ADSs at a per ADS exercise price of $6.25 (the "Representative's Warrant").

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission on May 11, 2015.

For detailed information see explanatory note no. 1C to the financial statements and Company's reports published on TASE and ISA websites dated December 30, 2014, April 7, 2015, May 12, 2015, May 17, 2015, May 21, 2015, June 21, 2015 and June 24, 2015, having the corresponding reference numbers: 2014-01-233673, 2015-01-075955, 2015-01-017343, 2015-01-018015, 2015-01-018027 2015-01-020283, 2015-01-025062, 2015-01-025059, 2015-01-025047, 2015-01-052125 and 2015-01-056181, incorporated by reference herein.

3

2.	The Financial Position – Balance Sheet Highlights (NIS in thousands)

	For June 30		As of December 31	Company's explanatory notes
	2015	2014	2014
	Thousands of NIS
Current Assets	40,734	16,375	12,709	The increase is primarily attributable to an increase in cash due to the completion of an IPO in the U.S. in May 2015 as described in Section 1 above ("IPO").
Long Term Assets	4,688	5,290	5,753	The decrease is primarily attributable to a decrease in the deferred offering costs due to the.
Current Liabilities	1, 463	1,570	1,813	The decrease is primarily attributable to a decrease in other payables resulting from the use of the UNISEC grant.
Long Term Liabilities	8,024	59	62	Long term liabilities are attributable to severance compensations reserved for one employee of the Company.
Shareholders' Equity (Deficit)	35,935	20,036	16,587	The increase in shareholders' equity is mainly attributable to the completion of the IPO.

4

3.	Operational Results - Balance Sheet Highlights (NIS in thousands)

	For the Six Months Ended on June 30		For the three Months Ended on March 31		December 31, 2014	Company's explanatory notes
	2015	2014	2015	2014
	Thousands of NIS
Research and Development expenses, Net	3,785	3,075	2,613	1,608	5,492	Research and development expenses spending (excluding Office Chief Scientist, or OCS, grants) amounted to 4,596 thousands compared to 3,175 thousands in the corresponding period last year. The increase is primarily attributable to the BVX-006 clinical trial expenses. During the Reported Period 811 thousands were recorded as revenues from the participation of the OCS and the European Union. The Company recorded revenues of 100 thousands of NIS in the corresponding period last year.
Marketing, general and administrative expenses	1,250	1,127	600	574	2,650	The moderate increase compared to the corresponding period last year is mainly attributable to an increase in business development expenses.
Operating Loss	5,035	4,202	3,213	2,182	8,142	The increase compared to the corresponding period last year is mainly attributable to an increase in research and development expenses due to BVX-006.
Total finance expense (income), net	2,031	(12)	1,989	41	(378)	The increase is mainly attributable to the issuance of the warrants (1,127 thousands) and to exchange rate differences as a result of the IPO.
Financial expenses (income)	7,066	4,190	5,202	2,223	7,764

5

4.	Cash flow, Liquidity and Capital Resources - Balance Sheet Highlights (NIS in thousands)

Financing Resources - During the Reporting Period the Company financed its operations from the completion of the IPO as well as past public and private capital raises in Israel and OCS grant. The Company expects it will require substantial additional financing to achieve the Company's business strategy.

	For the Six Months Ended on June 30		For the three Months Ended on March 31		December 31, 2014	Company's explanatory notes
	2015	2014	2015	2014
	Thousands of NIS
Net cash flows used in operating activities	(4,708)	(3,447)	(2,753)	(1,753)	(7,572)	The increase during the Reporting Period compared to the corresponding period last year is mainly attributable to payments to suppliers.
Net cash provided by (used in) investing activities	(38)	(175)	(38)	(1)	(180)	The negative cash flow during the Reporting Period is attributable to the acquisition of fixed assets. The negative cash flow in the corresponding period last year was mainly attributable to increased restricted cash.
Net cash provided by financing activities	33,753	-	33,926	-	(782)	The cash flow during the Reporting Period is attributable to the completion of the IPO, which was offset by IPO expenses.

5.	Seasonal effects

Generally, influenza vaccines sales mostly occur during the months of September through November of each year. However, because M-001 is designed to provide long-lasting (multi-year) protection and not just seasonal protection, we believe that M-001 as a universal standalone vaccine or as a pandemic primer, if approved, will not be subject to the seasonality experienced by current (seasonal) influenza vaccines on the market.

However, we expect that most sales of M-001 as a universal seasonal primer for elderly, intended to be administered in combination with the existing seasonal vaccine, will be conducted during the influenza season.

6.	Compensation to Directors and Officers of the Company

There were no material changes regarding the disclosure provided in accordance to information regarding Regulation 21 in Chapter D to the Annual Report, except:

On May 26 and 28, 2015, the Company's Compensation Committee and the Board of Directors, respectively, approved the following:

a.	Increasing Dr. Babecoff's monthly salary from NIS 52,500 to NIS 80,000 ($20,618 in total employment costs, not including the proposed options grant as described herein, calculated using the exchange rate reported by the Bank of Israel for May 28, 2015, of one U.S. dollar per NIS 3.88) and the grant of unregistered options in accordance to the Company's 2005 Israeli Share Option Plan (the "2015 Plan"), in an amount equal to 5% of the Company's issued and outstanding capital on a fully diluted basis, as of May 28, 2015, and at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the date of the approval of such grant by the Board of Directors. Notwithstanding the above, it was agreed that Dr. Babecoff will be granted an amount of options in an amount equal to 2.5% of the issued and outstanding capital of the Company on a fully diluted basis. The options are scheduled to vest over a period of 3 years and shall expire 10 years from the grant date. On July 27, 2015, the general shareholders meeting approved the options grants and on August 4, 2015, the grant was carried out.

6

b.	the grant of unregistered options, exercisable for up to 3,780,000 ordinary shares of the Company NIS 0.0000001 par value each in accordance to the 2015 Plan to the Company's employees, of which 500,000 options shall be granted to the CFO, Mr. Uri Ben Or, and additional 500,000 options shall be granted to the Chief Scientific Officer, Ms. Tamar Ben Yedidia. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options grant date. The grant of the options is subject to all approvals required by law, including the requisite approval from TASE. On July 31, 2015 the Company published an employee’s description regarding the grant of options as required by law. It is hereby clarified that the above-mentioned option grant is in compliance with the Company's compensation policy.

c.	increasing Ms. Tamar Ben Yedidia's monthly salary from NIS 27,300 to 39,700 thousand NIS ($10,230, calculated using the exchange rate reported by the Bank of Israel for May 28, 2015, at an exchange rate of one U.S. dollar per NIS 3.88, in total employment costs, except for the proposed option grant as described herein). Ms. Ben Yedidia's monthly salary increase was approved in compliance with the Company's compensation policy.

In addition, on January 18, 2015, the general shareholders meeting approved the extension of the existing services agreement between the Company and a company wholly owned by the CEO Dr. Ron Babecoff, under the same terms and conditions. For further information see immediate reports published on TASE and ISA websites dated December 9, 2014, January 12, 2015, January 19, 2015, January 25, 2015 and February 1, 2015, having the corresponding reference numbers: 2014-01-218439, 2015-01-010075, 2015-01-013993, 2015-01-017875 and 2015-01-022030, which are incorporated by reference herein.

In addition, on March 1, 2015, the general shareholders meeting approved the following: (1) extending the liability insurance policy for directors and officers of the Company; (2) updating the Company's compensation policy; (3) the grant of exemption and indemnification agreement letters to directors and officers. For further details see immediate reports dated January 25, 2015 (Reference No. 2015-01-018073) and March 1, 2015 (Reference No. 2015-01-041092), which are incorporated by reference herein.

7.	Policy of Grant Donations

As of the date of this Report, the Company did not determine a policy of granting donations, and during the Reporting Period the Company did not make any donations.

8.	Exposure to Market Risks and Management Thereof[1]

As of the date of this Report, there were no material changes to market risks and management thereof as described in the Annual Report.

[1]	On March 30, 2014, the Board of Directors adopted certain less stringent disclosures and exemptions for a "small corporations" as defined in the Securities Regulations, as may be relevant. However, the Company elected to include information regarding market risks and management thereof in this Report.

7

9.	Report of Linkage Basis

Linkage basis of balance sheet items as of June 30, 2015

	Linked to	Linked to	Linked to	Without
	INDEX	EUR	USD	Linkage	Total
Assets

Cash and cash equivalents	-	1,162	35,775	1,108	37,955
Marketable securities	-	-	-	2,016	2,016
receivables	-	-	-	763	763
Other long term receivables	-	-	-	286	286
Investments in financial assets available for sale	2,047	-	-	-	2,047

Total Assets	2,047	1,162	35,775	4,083	43,067
Liabilities

Trade payables	-	23	90	522	635
long-term liabilities	-	-	-	828	828
Other long-term liabilities , net	-	-	-	66	66
Warrants	-	-	-	7,958	7,958
Total Liabilities	-	23	90	9,374	9,487

Monetary assets less monetary liabilities	2,047	1,139	35,665	(5,291)	33,580

The principal exposure from the report of linkage basis is an exposure to fluctuations in the U.S. dollar and the Euro. However, on August 16, 2015, the Audit Committee adopted a resolution to convert approximately U.S. dollar 4 million during the next month. The Company holds dollar cash balances for future use in clinical trials in the United States.

Linkage Basis of Balance Sheet Items as of June 30, 2014

	Linked to	Linked to	Linked to	Without
	INDEX	EUR	USD	Linkage	Total
Assets

Cash and cash equivalents	-	1,603	2,554	10,030	14,187
Marketable securities	2,013	-	-	-	2,013
receivables	-	-	-	175	175
Other long term receivables	-	-	-	288	288
Marketable securities available for sale	2,045	-	-	-	2,045
Total assets	4,058	1, 603	2,554	10,493	18,708
Liabilities

Trade payables	-	-	10	363	373
Other payables	-	-	-	1,197	1,197
Severance pay liabilities	-	-	-	59	59
Total Liabilities	-	-	10	1,619	1,629

Monetary assets less monetary liabilities	4,058	1,603	2, 544	8,874	17,079

8

10.	Sensitivity Analysis

Below is a report on the exposure to financial risks. The report below includes a sensitivity analysis to fair value of assets, liabilities and financial instruments. This sensitivity analysis also included an impact review of market risks on fair value, using 5% and 10% values.

Sensitivity to market interest

The Company has no substantial sensitivity to changes in the NIS interest rate.

Sensitivity to changes in the USD exchange rate (in thousands of NIS, exchange rate as of June 30, 2015)

	Exchange rate on June 30, 2015	Profit (Loss)		Fair value	Profit (Loss)
Cash and cash equivalents	3.769	+10%	+5%		-5%	-10%
		3,566	1,783	35,665	(1,783)	(3,566)

Sensitivity to changes in the EUR exchange rate (in thousands of NIS, exchange rate as of June 30, 2014)

	Exchange rate on June 30, 2014	Profit (Loss)		Fair value	Profit (Loss)
Cash and cash equivalents	4.2194	+10%	+5%		-5%	-10%
		114	52	1,139	(52)	(114)

The Company estimates that changes in the exchange rate of the NIS against the EUR, as described so far, will not have a substantial effect on the Company's cash flow and liquidity.

11.	Critical Accounting Estimates

The Company does not use critical accounting estimates that would materially affect the Company's financial results when used or when a reasonable change in such estimates occurs or when a reasonably alternative estimate is used.

12.	Directors with Accounting and Financial Skills

There was no change to the required minimum number of directors that possess accounting and financial expertise (as defined in the Israeli Companies Regulations) as described in the Annual Report.

Effective May 20, 2015, Rami Epstein, a member of the Board of Directors of the Company, as well as the audit and compensation committees of, has retired from all positions on the Board and the committees. In order to fill the vacancy resulting from Mr. Epstein’s departure, on May 20, 2015, Michal Marom Brikman was appointed to the Company’s Board as an independent director that possesses accounting and financial expertise. For further information see immediate reports published on TASE and ISA websites, reference numbers: 2015-01-024672 and 2015-01-024693, which are incorporated by reference herein.

9

13.	Disclosure Regarding the Company's Internal Auditor

There have been no material changes with respect to the disclosure included in the Annual Report in connection with the internal auditor's 2015 work plan and his scope of employment. The subjects of reimbursement of expenses and Company usage of credit cards were approved for the internal auditor's review during 2015, in addition to reviewing the implementation of the internal auditor's recommendations over the previous two years.

The internal auditor presented an audit report regarding Reimbursement of expenses and travel during the Audit Committee meeting held on August 16, 2015.

14.	Details About Approval of the Financial Statements

The Company's Audit Committee serves as the Financial Statement Review Committee in accordance with the provisions of the Companies Regulations (Instructions, Terms and Conditions regarding the Approval Procedure of Financial Statements), 5770 - 2010.

The committee is comprised of three members:

Mrs. Irit Ben Ami, chairman, external director, accountant and advocate, who possesses accounting and financial expertise in accordance with Israeli law.

Prof. Mrs. Liora Katzenstein - an external director who possesses accounting and financial expertise in accordance with Israeli law.

Mrs. Michal Marom – Brickman, CPA, an independent director who possesses accounting and financial expertise in accordance with Israeli law.

For further information regarding the qualifications, experience and knowledge of the directors listed above - see the information provided pursuant to Regulation 26 in Chapter D of the Annual Report and immediate report dated May 21, 2015, reference no. 2015-01-024693, incorporated by reference herein.

Prior to their appointments, the said members of the committee provided the company with their signed declarations in accordance with the provisions of Regulation 3 of the Companies Regulations (Instructions, Terms and Conditions regarding the Approval Procedure of Financial Statements), 5770 - 2010.

Prior to approval of the Company's financial statements, a draft of the financial statements and the accompanying documents were delivered to the members of the Committee in a reasonable time and manner.

Manner of Approval of the Company's Financial Statements

The CEO, CFO, Internal Auditor and also the Company's external CPAs are invited to Audit Committee meeting in order to present the financial statements to the Committee and provide all necessary information.

The Committee reviews and discusses the Company's financial statements, in addition to management, CFO and auditors notes. The Committee also examines the financial statements with Company's recent events and the standards by which the Company prepared its financial statements.

After discussion, the chairman of the Committee proposes a vote whether to recommend the Board of Directors to approve the financial statements and examines whether the Committee members have any remaining questions.

Following recommendation of the Committee to approve the financial statements, the financial statements are brought before the Company's Board of Directors for approval.

On August 16, 2015, the Audit Committee convened to examine the Company's financial statements for the period ending on June 30, 2015. The meeting was attended by Prof. Liora Katzenstein, Irit Ben Ami Adv. and CPA and Michal Marom - Brickman CPA, and also by the Company's CEO, CFO, the Company's legal advisors and accountants, who presented the financial statements to the members of the Committee and answered their questions.

10

During the meeting, the Committee reviewed the Company's financial statements, examined significant changes, paid attention to the notes by management and accountants and reviewed recent events and the standards by which the Company prepared the financial statements. The Committee recommended approving the Company's financial statements.

During the Board meeting held on August 20, 2015, the Board of Directors discussed the Committee's recommendations. The meeting was attended by the following directors: Prof. Avner Rotman, Dr. Ron Babecoff, Irit Ben Ami, Adv. and CPA, Prof. Liora Katzenstein, Michal Marom Brickman CPA, and Dr. George Lowell. In addition, the Company's CFO, Mr. Uri Ben Or, and the Company's legal advisers and accountants were present in the meeting. The Company's Board of Directors has unanimously approved the Company's financial statements as of June 30, 2015.

15.	Significant Events During and After the Reported Period

a.	Grant of unregistered options to officers and employees and updating compensation terms for employees and executives

For further information, see Section 6 above.

b.	End of a director's term in office

On January 8, 2015, Professor Benad Goldwasser resigned from serving as a director of the Company. For detailed information see immediate report published on TASE and ISA websites and dated January 8, 2015 (reference no. 2015-01-008125 incorporated by reference herein. Subsequently, on January 8, 2015, 500,000 unregistered options that were previously granted to Mr. Goldwasser expired. For further information see the Company's immediate report dated January 8, 2015, (reference no. 2015-01- 008134), incorporated by reference herein.

Effective May 20, 2015, Rami Epstein, a member of the Board of Directors of the Company, as well as the audit and compensation committees of, has retired from all positions on the Board and the committees. For further information see the Company's immediate report dated May 21, 2015 (reference no. 2015-01- 024672), incorporated by reference herein.

c.	Annual General Meeting and Extraordinary General Meetings

On February 12, 2015, the annual General Meeting of shareholders of the Company approved, among other, the staggering and extension of the directors terms of service, except external directors. For further information see immediate reports dated January 8, 2015 (reference no. 2015-01-008152) and February 15, 2015 (reference no. 2015-01-031039), incorporated by reference herein.

For further information regarding the extraordinary general meetings, see Section 6 above.

d.	Cancellation of unregistered options

On March 3 and March 10, 2015, the Company reported the cancellation of 1,077,000 unregistered options (of which 1,000,000 unregistered options issued to a consultant of the Company). For further information see the Company's immediate reports dated March 3, 2015 (reference no. 2015-01-043513) and March 10, 2015 (reference no. 2015-01-047641), incorporated by reference herein.

For more information about the cancelled 1,000,000 unregistered options assigned to the consultant as mentioned above, see footnote no. 5 in Chapter A of the Periodic Statement and explanatory note no. 15.f. of the Company's Annual Financial Statements for 2014, which are part of the Annual Report.

e.	Closing of the Company's Initial public offering on the Nasdaq Capital Market

For further information, see Section 1 above.

11

f.	Participation in a convention and a seminar

On June 15, 2015, the Company announced that it has been invited to present in a workshop organized by EDUFULVAC, (EDUcate inFLUenza VACcine) a corresponding European Consortium coordinated by the European Vaccine Initiative (Germany) and NIAID (the National Institute of Allergy and InfectiousDiseases, a National Institute of Health branch) in the United States.

For further information see immediate report dated June 15, 2015 (reference no. 2015-01-048570), incorporated by reference herein.

On June 11, 2015, the Company announced that it was selected to attend BIO 2015 International Convention in Philadelphia, USA, as part of the Israeli delegation that includes the most promising companies in the field of biotechnology, and under the auspices of the Chief Scientist in the Ministry of Economics, which supported the Company through research grants during the past six years.

For further information see immediate report dated June 11, 2015 (reference no. 2015-01-046398), incorporated by reference herein.

g.	FDA approval

On June 17, 2015, the Company announced that it received approval from the Food and Drug Administration (the: "FDA") to the request of an IND (Investigational Drug Application) filed by the Company, and that it was informed by the Company's regulatory consultants that “the study may proceed". The meaning of receiving the approval is an FDA approval to conduct the phase 2 trials by the Company which will include the Company’s product candidate, M-001.

For further information see immediate report dated June 17, 2015 (reference no. 2015-01-050604), incorporated by reference herein.

h.	Preliminary positive results of the BVX-006 trail

Pursuant to the Company’s report on November 3 , 2014 (Reference No. 2014-01-186630), regarding the approval of the Helsinki Committee to carry out a phase 2 clinical trial in Israel, which will include the Company’s product candidate, M-001, on June 29 , 2015 the Company published preliminary positive results of the trial that indicate that M-001 is safe and effective against different strains of influenza virus, when it was also administered in a 1 mg dose to participants aged 50-65.

For further information see immediate report dated June 29, 2015 (reference no. 2015-01-059904), incorporated by reference herein.

i.	Special general meetings

On July, 27, 2015, the Company held a general shareholders meeting that approved, among other things, updating the compensation terms for Dr. Ron Babbecof, CEO and director of the Company as set out in Section 6 above in this report. In addition, the general meeting approved the Company's transition from the reporting format in accordance with Chapter F of the Israeli Securities Law, 5728 - 1968 (the "Israeli Securities Law") to the reporting format in accordance with the U.S Securities Exchange Act of 1934 (the "U.S. Securities Law"), in accordance with Chapter E3 of the Israeli Securities Law.

On August 9, 2015, the Company held general meetings of its Tradable Options holders (Series 3-5) ("EGM"s) to approve the Company's transition from the reporting format in accordance with Chapter F of the Israeli Securities Law to the reporting format in accordance with the U.S Securities Law, in accordance with Chapter E3 of the Israeli Securities Law. The EGMs were postponed for one week in accordance with its articles of association due to the absence of a quorum. The aforementioned proposed resolution was approved by the EGMs of the Tradable Options holders (Series 4-5). For further details see the immediate reports dated August 16, 2015 (References no. 2015-01-097602 and 2015-01-097605) incorporated by reference herein. No votes were received with respect to the Tradable Options (Series 3) and therefore the aforementioned proposal was not approved by the Tradable Options (Series 3) EGM. The Company reissued a notice for a Tradable Options (Series 3) EGM to approve the aforementioned proposal to be held on September 6, 2015. For further details see the immediate reports dated August 16, 2015 (Reference No. 2015-01-097593 and 2015-01-097617) incorporated by reference herein.

j.	Results of statistical analysis of trial BVX -005

On August 3, 2015 the Company announced it received the statistical analysis of results from a study which demonstrates that BiondVax’s universal flu vaccine (M-001), administered in the BVX-005 phase II trial which took place in 2012, provided participants with increased immunogenicity against future strains which did not exist at the time of the study- in particular the current newly emerged H3N2 influenza (flu) strain that caused the epidemic in the United States in 2015.

For further details see the immediate report dated August 3, 2015 (Reference No. 2015-01-088068), incorporated by reference herein.

August 20, 2015

/s/ Prof. Avner Rotman		/s/ Dr. Ron Babecoff
Prof. Avner Rotman		Dr. Ron Babecoff
Chairman of the Board		Director, CEO & President

12

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	2

Condensed Interim Statements of Comprehensive Income	3

Condensed Interim Statements of Changes in Shareholders' Equity	4 – 6

Condensed Interim Statements of Cash Flows	7 – 8

Notes to Condensed Interim Financial Statements	9 – 11

- - - - - - - - - - - - -

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

				Convenience translation (Note 2)
	December 31,	June 30,		June 30,
	2014	2014	2015	2015
		Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	9,612	14,187	37,955	10,070
Marketable securities	2,016	2,013	2,016	535
Other receivables	1,081	175	763	202

	12,709	16,375	40,734	10,807
LONG-TERM ASSETS:
Marketable securities	2,049	2,045	2,047	543
Property, plant and equipment	2,638	2,957	2,355	625
Other long term assets	1,066	288	286	76

	5,753	5,290	4,688	1,244

	18,462	21,665	45,422	12,051
CURRENT LIABILITIES:
Trade payables	524	373	635	168
Other payables	1,289	1,197	828	219

	1,813	1,570	1,463	387
LONG-TERM LIABILITIES:
Warrants	-	-	7,958	2,111
Severance pay liability, net	62	59	66	18

	62	59	8,024	2,129

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2015, 2014 (unaudited) and December 31, 2014; Issued and Outstanding: 135,097,367, 54,284,367 and 54,297,367 shares respectively	*) -	*) -	*) -	*) -
Share premium	83,517	83,391	109,934	29,168
Options	2,536	2,536	2,536	673
Other comprehensive income	17	18	14	4
Accumulated deficit	(69,483)	(65,909)	(76,549)	(20,310)

	16,587	20,036	35,935	9,535

	18,462	21,665	45,422	12,051

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2014	2014	2015	2014	2015	2015
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)

Operating expenses:
Research and development, net of participations	5,492	1,608	2,613	3,075	3,785	1,004
Marketing, general and administrative	2,650	574	600	1,127	1,250	332

Total operating expenses	8,142	2,182	3,213	4,202	5,035	1,336

Operating loss	(8,142)	(2,182)	(3,213)	(4,202)	(5,035)	(1,336)

Financial income	(394)	(21)	(3)	(56)	(8)	(2)
Financial expense	16	62	867	44	912	541
	-	-	1,127	-	1,127	-

Total finance expense (income), net	(378)	41	1,989	(12)	2,031	539

Net loss	7,764	2,223	5,202	4,190	7,066	1,875

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	4	4	(2)	3	(3)	(1)

Total comprehensive loss	7,768	2,227	5,204	4,193	7,069	1,876

Basic and Diluted net loss per share (NIS)	0.14	0.04	0.05	0.08	0.09	0.02

Weighted average number of shares outstanding used to compute basic and diluted loss per share	54,286,227	54,284,367	96,284,034	54,284,367	75,290,700	75,290,700

The accompanying notes are an integral part of the interim financial statements.

3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2015	*) -	83,517	2,536	17	(69,483)	16,587
Loss	-	-	-	-	(7,066)	(7,066)
Other comprehensive loss	-	-	-	(3)	-	(3)

Total comprehensive loss	-	-	-	(3)	(7,066)	(7,069)

Issuance of shares, net	-	26,417	-	-	-	26,417

Balance as of June 30, 2015 (unaudited)	*) -	109,934	2,536	14	(76,549)	35,935
Balance as of June 30, 2015 (convenience translation into U.S dollars – see note 2c)	*) -	29,168	673	4	(20,310)	9,535

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2014	*) -	83,148	2,536	21	(61,719)	23,986
Loss	-	-	-	-	(4,190)	(4,190)
Other comprehensive loss	-	-	-	(3)	-	(3)

Total comprehensive loss	-	-	-	(3)	(4,190)	(4,193)

Share-based compensation	-	243	-	-	-	243

Balance as of June 30, 2014 (unaudited)	*) -	83,391	2,536	18	(65,909)	20,036

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2015	*) -	83,467	2,536	16	(71,347)	14,672
Loss	-	-	-	-	(5,202)	(5,202)
Other comprehensive loss	-	-	-	(2)	-	(2)

Total comprehensive loss	-	-	-	(2)	(5,202)	(5,204)

Issuance of shares	-	26,417	-	-	-	26,417
Share-based compensation	-	50	-	-	-	50

Balance as of June 30, 2015	*) -	109,934	2,536	14	(76,549)	35,935

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2014	*) -	83,240	2,536	22	(63,686)	22,112
Loss	-	-	-	-	(2,223)	(2,223)
Other comprehensive loss				(4)		(4)

Total comprehensive loss	-	-	-	(4)	(2,223)	(2,227)

Share-based compensation	-	151	-	-	-	151

Balance as of June 30, 2014	*) -	83,391	2,536	18	(65,909)	20,036

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2014	*) -	83,148	2,536	21	(61,719)	23,986
Loss	-	-	-	-	(7,764)	(7,764)
Other comprehensive loss	-	-	-	(4)	-	(4)

Total comprehensive loss	-	-	-	(4)	(7,764)	(7,768)

Exercise of employee option	*) -	6	-	-	-	6
Share-based compensation	-	363	-	-	-	363

Balance as of December 31, 2014	*) -	83,517	2,536	17	(69,483)	16,587

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

6

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2014	2014	2015	2014	2015	2015
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net loss	(7,764)	(2,223)	(5,202)	(4,190)	(7,066)	(1,875)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	677	169	155	344	313	83
Net financing expenses (income)	(378)	41	1,989	(12)	2,031	539
Share-based compensation	363	151	50	243	-	-
Change in employee benefit liabilities, net	7	2	2	4	4	1

	669	363	2,196	579	2,348	623
Changes in asset and liability items:
Decrease (increase) in other receivables	(592)	148	426	313	366	97
Increase (decrease) in trade payables	132	(80)	(139)	(18)	111	29
Increase (decrease) in other payables	(69)	20	(32)	(177)	(461)	(122)

	(529)	88	255	118	16	4

Cash paid and received during the year for:
Interest paid	(16)	(3)	(5)	(7)	(14)	(4)
Interest received	68	22	3	53	8	2

	52	19	(2)	46	(6)	(2)

Net cash flows used in operating activities	(7,572)	(1,753)	(2,753)	(3,447)	(4,708)	(1,250)

The accompanying notes are an integral part of the interim financial statements.

7

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2014	2014	2015	2014	2015	2015
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Proceeds from marketable securities	-	-	(8)		(8)	(2)
Purchase of property and equipment	(30)	(1)	(30)	(15)	(30)	(8)
Increase in other long term assets	(150)	-	-	(160)	-	-

Net cash provided by (used in) investing activities	(180)	(1)	(38)	(175)	(38)	(10)

Cash Flows from Financing Activities:

Deferred offering costs	(788)	-	-	-	-	-
Issuance of shares	-	-	27,461	-	27,323	7,249
Proceeds from exercise of options	6	-	-	-	-	-
Issuance of warrants to the public	-	-	6,465	-	6,430	1,706

Net cash provided by financing activities	(782)	-	33,926	-	33,753	8,956

Exchange differences on balances of cash and cash equivalents	283	(77)	(577)	(54)	(664)	(176)
Increase (decrease) in cash and cash equivalents	(8,251)	(1,831)	30,558	(3,676)	28,343	7,520

Balance of cash and cash equivalents at the beginning of the period	17,863	16,018	7,397	17,863	9,612	2,550

Balance of cash and cash equivalents at the end of the period	9,612	14,187	37,955	14,187	37,955	10,070

The accompanying notes are an integral part of the interim financial statements.

8

BIONDVAX PHARMACEUTICALS LTD.

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. ("the Company") is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	In the six months ended June 30, 2015, the Company incurred a loss of NIS 7,066 ($ 1,875) and negative cash flows from operating activities of NIS 4,708 ($ 1,250) and it has an accumulated deficit of NIS 76,549 ($ 20,310) as of that date.

In light of capital raising completed by the Company in May 2015, as described in section C hereinafter, the Company anticipates that its financial resources will suffice to fund its activities, according to its business plans, for a period of at least 20 months.

c.	On May 15, 2015, the Company completed a public offering of securities in the United States. The trading of the Company's securities, ADS, and investor's warrants in the NASDAQ began as of May 12, 2015. Each ADS represents 40 ordinary shares of the Company. Accordingly, on May 12, 2015, the Company allocated 76,400,000 ordinary shares of the Company to the U.S. public. The Company also allocated 2,038,000 tradable warrants in the U.S., which may be exercised into ADS for a five year period, until May 15, 2020, in return for an exercise price of 6.25 USD for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 (9,570 USD). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions for warrants offered to the public. At the time of the offering, the Company acknowledged an increase in equity in respect of shares, totaling NIS 26,417 net (after deduction of offering expenses totaling NIS 4,860) and an obligation for public warrants at the amount of NIS 7,398 thousand net (offering expenses for warrants totaling NIS 1,127 were recorded as financial expenses). The warrants are presented at their fair value in stock exchange at any time. During the reporting period, the Company recorded financial expenses at the amount NIS 283 for revaluation of these warrants.

On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 500). Issuance expenses amounted to NIS 134.

9

BIONDVAX PHARMACEUTICALS LTD.

NOTE 2:	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2015 and for the three and six months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.769). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual financial statements.

NOTE 4:	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

On 15 May, 2015, the Company completed a public offering of securities in the United States. (see note 1c).

10

BIONDVAX PHARMACEUTICALS LTD.

NOTE 5:	SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

a.	On May 28, 2015, the Company's Board of Directors approved an update of the terms and conditions in office of Dr. Ron Babkov, the Company's CEO, so that the monthly remuneration will be a total of NIS 80. In addition, it was decided to allocate unregistered options to the CEO, in the scope of 5% of the Company's issued and paid up capital on a fully diluted basis, as of May 28, 2015, with an exercise price of 130% beyond the average rate of the Company's share price in the 30 days of trading that preceded the Company's Board of Directors' resolution regarding the said allocation. Notwithstanding the above, following a discussion with the Company's shareholders, it was agreed that Dr. Babkov shall be allocated options at a rate of 2.5% of the Company's issued and paid up capital on a fully diluted basis. The options are exercisable for ten years and vest over a period of three years from the date of allocation. On July 27, 2015, the General Assembly approved the allocation of options as previously mentioned, and on August 4, 2015, the CEO was allocated 5,929,503 options.

The financial value of each option according to the Black and Scholes model, is about NIS 0.28. The total value of the options offered is NIS 1,671.

The parameters used for the calculation of the warrants are:

Share price: NIS 0.418

Exercise period: 10 years

Exercise price: NIS 0.746

Risk free interest rate: 2.3%

Standard deviation: 88%

Early exercise factor: 2.5

Dividend yield: 0%

NOTE 5:	SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD (Cont'd)

b.	In addition, the Company's Board of Directors approved the allocation of 3,780,000 unregistered options to the Company's officers and employees, which may be exercised into 3,780,000 ordinary shares of NIS 0.0000001 par value each, according to the Company's option plan. The options are exercisable for ten years and vest over a period of three years from the date of allocation. The exercise price shall be 130% of the average rate of the Company's share price in the 30 days of trading that preceded the Company's Board of Directors' resolution regarding the allocation of options. The said allocation of options is subject to the approvals required by law, including the approval of the Stock Exchange. On July 31, 2015, the Company published an employee scheme regarding the aforementioned options.

The financial value of each option according to the Black and Scholes model, is about NIS 0.298. The total value of the options offered is NIS 1,127.

The parameters used for the calculation of the warrants are:

Share price: NIS 0.437

Exercise period: 10 years

Exercise price: NIS 0.746

Risk free interest rate: 2.0%

Standard deviation: 87%

Early exercise factor: 2.5

Dividend yield: 0%

- - - - - - - - - - - - - - - - - - - -

11

Chief Executive Officer's Statement pursuant to Regulation 38C(d)(1):

Letter of Representation

Statement of the Chief Executive Officer

I, Dr. Ron Babecoff, hereby declare that:

1)	I have reviewed the quarterly report of BiondVax Pharmaceuticals Ltd. (hereinafter: the "Corporation") for the second quarter of 2015 (hereinafter, the "Report").

2)	To my knowledge, the Report do not contain any misrepresentation of any material fact or omit any representation of material fact necessary for the representations included therein, in light of the circumstances under which such representations were made, that would be misleading with respect to the Reported Period.

3)	To my knowledge, the financial statements and other financial information included in the Report, adequately reflect, in all substantial respects, the financial situation, operational results and cash flows of the Company at the dates and for the periods reported in the Report.

4)	I disclosed to the Company's accountants, the Board of Directors and the Audit Committee of the Board, any fraud, whether substantial or insubstantial, involving the CEO or any of his direct subordinates or other employees who have a significant role in the financial reporting, disclosure and control over the same.

The foregoing does not derogate from my responsibility or the responsibility of any other person, under any law.

20.8.15	/s/ Dr. Ron Babecoff
Date	Dr. Ron Babecoff, CEO

12

Chief Financial Officer's Statement pursuant to Regulation 38C(d)(2):

Letter of Representation

Statement of Chief Financial Officer

I, Uri Ben - Or, CPA, hereby declare that:

1)	I have reviewed the quarterly report of BiondVax Pharmaceuticals Ltd. (hereinafter: the "Corporation") for the second quarter of 2015 (hereinafter, the "Report").

2)	To my knowledge, the Statements do not contain any misrepresentation of a material fact or omit any representation of material fact necessary for the representations included therein, in light of the circumstances under which such representations were made, that would be misleading with respect to the Reported Period.

3)	To my knowledge, the financial statements and other financial information included in the Report, adequately reflect, in all substantial respects, the financial situation, operational results and cash flows of the Company at the dates and for the periods reported in the Reports.

4)	I disclosed to the Company's accountants, the Board of Directors and the Audit Committee of the Board, any fraud, whether substantial or insubstantial, involving the CEO or any of his direct subordinates or other employees who have a significant role in the financial reporting, disclosure and control over the same.

The foregoing does not derogate from my responsibility or the responsibility of any other person, under any law.

20.8.15	/s/ Uri Ben - Or
Date	Uri Ben - Or, CFO

13

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated August 24, 2015

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 24, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

15